SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                         (Amendment No. 4)*



                      INTERACTIVE INTELLIGENCE, INC.
                             (Name of Issuer)



                       COMMON STOCK, $.01 PAR VALUE
                      (Title of Class of Securities)



                                45839M 10 3
                              (CUSIP Number)



                             DECEMBER 31, 2004
          (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ X ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

CUSIP No.      45839M 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Donald E. Brown, M.D.

2.   Check the Appropriate Box if a Member of a Group

     Inapplicable.

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

     5.   Sole Voting Power

          8,600,691 shares (1)

     6.   Shared Voting Power

          0

     7.   Sole Dispositive Power

          8,600,691 shares (1)

     8.   Shared Dispositive Power

          0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,600,691 shares (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [
     ]

11.  Percent of Class Represented by Amount in Row (9)

     53.1%

12.  Type of Reporting Person

     IN

___________
(1) Includes 267,700 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from December 31, 2004.

ITEM 1.

     (a)  NAME OF ISSUER.

          Interactive Intelligence, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          7601 Interactive Way
          Indianapolis, Indiana 46278

ITEM 2.

     (a)  NAME OF PERSON FILING.

          Donald E. Brown, M.D.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          7601 Interactive Way
          Indianapolis, Indiana 46278

     (c)  CITIZENSHIP.

          United States of America.

     (d)  TITLE OF CLASS OF SECURITIES.

          Common Stock, $.01 par value.

     (e)  CUSIP NUMBER.

          45839M 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [   ] Broker or dealer registered under Section 15 of the
                 Act;

          (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

          (c) [   ] Insurance Company as defined in Section 3(a)(19) of the
                 Act;

          (d) [   ] Investment Company registered under Section 8 of the
                 Investment Company Act of 1940;

          (e) [   ] An investment adviser in accordance with
                 Section 240.13d-1(b)(1)(ii)(E);

          (f) [   ] An employee benefit plan or endowment fund in
                 accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [   ] A parent holding company or control person in
                 accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [   ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act;

          (i) [   ] A church plan that is excluded from the definition of
                 an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [   ] Group, in accordance with Section
                 240.13d-1(b)(1)(ii)(J).

          Inapplicable.

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     The following information is provided as of December 31, 2004.

     (a)  AMOUNT BENEFICIALLY OWNED:

          8,600,691 shares (1)

     (b)  PERCENT OF CLASS:

          53.1%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i) Sole power to vote or to direct the vote:

               8,600,691 (1)

          (ii) Shared power to vote or to direct the vote:

               0

          (iii) Sole power to dispose or to direct the disposition of:

               8,600,691 (1)

          (iv) Shared power to dispose or to direct the disposition of:

               0

________________
(1) Includes 267,700 shares subject to stock options which are presently exercisable or which are exercisable within 60 days from December 31, 2004.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following  [   ].

          Inapplicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Inapplicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Inapplicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Inapplicable.

ITEM 10.  CERTIFICATION.

          Inapplicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FEBRUARY 14, 2005
                                             Date


                                   /S/ DONALD E. BROWN, M.D.
                                           Signature


                                     DONALD E. BROWN, M.D.
                                          Name/Title